Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and six months ended June 30, 2026 are included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission (“SEC”). We also recommend that you read our discussion and analysis of financial condition and results of operations together with the audited financial statements and notes thereto for the year ended December 31, 2025 and the section entitled “Risk Factors” included as Exhibit 99.4 to the Report on Form 6-K to which this exhibit is attached and our subsequent filings with the SEC. The following discussion and analysis contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. As discussed in the below section titled “Cautionary Note Regarding Forward-Looking Statements,” all forward-looking statements included in this discussion and analysis are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. The terms “Company,” “Oculis,” “we,” “our” or “us” as used herein refer to Oculis Holding AG and its consolidated subsidiaries unless otherwise stated or indicated by context.

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and six months ended June 30, 2026 were prepared in accordance with IFRS Accounting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34- Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are presented in Swiss Francs (CHF) unless otherwise indicated. Amounts, aside from share data, are presented in thousands unless otherwise indicated.

Company Overview

We are a global biopharmaceutical company focused on breakthrough innovations to address significant unmet medical needs in neuro-ophthalmology and ophthalmology, headquartered in Switzerland with operations in Switzerland, the U.S. and Iceland. Our highly differentiated late-stage clinical pipeline focuses on two core product candidates: Privosegtor, a breakthrough neuroprotective candidate in the PIONEER program which consists of studies intended to support registration plans for treatment in optic neuropathies like optic neuritis (“ON”) and non-arteritic anterior ischemic optic neuropathy (“NAION”), with the potential to be developed for additional indications in neuro-ophthalmic and neuro-axonal diseases, and Licaminlimab, a novel, topical anti-TNFα in a registrational trial, which is being developed with a genotype-based approach for treating patients with dry eye disease (“DED”).

Recent Developments

We completed our OCS-01 DIAMOND Stage 2 program, which included two global pivotal Phase 3 clinical trials, DIAMOND-1 and DIAMOND-2, for the treatment of diabetic macular edema (“DME”). The topline results from the DIAMOND trials were announced in May of 2026. The primary endpoint, mean change in best corrected visual acuity early treatment diabetic retinopathy study (BCVA ETDRS) letter score at Week 52, was not met in both trials. The secondary endpoint of retinal thickness, as measured by OCT, showed a substantial and persistent reduction with OCS-01 vs. vehicle at all visits in DIAMOND-2 and at all visits except Week 52 in DIAMOND-1. The key secondary endpoint of the proportion of patients with ≥15-letter gain in BCVA was not met in both trials. OCS-01 was well tolerated, with no unexpected adverse events observed, and the overall safety profile was consistent with that of previous trials. Based on the results, at this time, we do not plan to pursue an FDA regulatory filing for OCS-01 in DME.

Privosegtor, a novel small molecule peptoid that penetrates blood-brain and retinal barriers, was selected by high-throughput screening for neurotrophic and neuroprotective properties. Following a successful meeting with the FDA in the third quarter of 2025, we advanced Privosegtor into the PIONEER registrational program for ON and NAION. PIONEER-1 is currently in the global site initiation and activation phase, with PIONEER-2 planned to follow later in the year; both trials will evaluate Privosegtor for the treatment of ON. The third trial in the PIONEER program, PIONEER-3, will evaluate Privosegtor after the acute onset of NAION and is expected to follow after PIONEER-1 and -2. Privosegtor was granted PRIME (PRIority MEdicines) designation by the European Medicines Agency, a highly selective process to provide early and proactive support to developers of promising medicines that may offer a major therapeutic advantage over existing treatments or provide benefits to patients without treatment options. This follows the recent granting of Breakthrough Therapy designation for Privosegtor for the treatment of ON by the FDA, reinforcing global regulatory support for this unique neuroprotective asset. In May 2026, we received written agreement from the FDA under a Special Protocol Assessment (SPA) regarding PIONEER-1 to confirm that the design and planned analysis of the PIONEER-1 study are adequate to address the objectives necessary to support a future NDA submission, subject to a successful trial outcome and FDA review of the complete submission. In August 2026, the FDA’s Division of Neurology provided guidance that no additional preclinical studies will be required ahead of an Investigational New Drug (IND) submission for Privosegtor in acute MS relapses, cross-referencing the data from the open ON IND residing in the Division of Ophthalmology. Constructive FDA feedback also supports the proposed clinical development strategy and regulatory pathway, which will include MS patients with both optic neuritis and other relapses, such as ambulatory relapses, in future trials. Oculis anticipates an IND submission for the treatment of acute MS relapses in the fourth quarter of 2026.

Licaminlimab is a next-generation biologic treatment being evaluated for ocular inflammation, specifically as a treatment for DED. We are actively enrolling patients in the PREDICT-1 genotype-based registrational trial in dry eye disease (DED) evaluating Licaminlimab as a precision medicine treatment. All planned trial sites have been activated and >45% patients have been randomized. With Licaminlimab PREDICT-1 trial site activations complete and a third of patients enrolled, we expect to report topline results around year-end.

Components of Results of Operations

Revenue

We have not generated any revenue from product sales since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales and payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the near future.

Operating Expenses

Research and development expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38-Intangible Assets. Capitalization does not result in amortization until the related product is approved for commercialization, where a finite useful economic life can be more reliably determined. To date, all capitalized research and development intangible assets remain unamortized.

Research and development expenses include:

•
personnel-related expenses, including salaries, related benefits and equity-based compensation expense, for employees and third-party consultants engaged in research and development functions;
•
expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with clinical research organizations (“CROs”), as well as clinical trial investigative sites and consultants that conduct our clinical trials;
•
costs related to contract manufacturing organizations that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as costs of acquiring and manufacturing non-clinical and clinical trial materials, including manufacturing registration and validation batches;
•
costs related to non-clinical studies and other scientific development services;
•
costs related to compliance with quality and regulatory requirements; and
•
costs related to formulation research, intellectual property expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

For the three and six months ended June 30, 2026 and 2025, no research and development costs were capitalized by the Company.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our ongoing and planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any current or future product candidates.

General and administrative expenses

General and administrative expenses consist primarily of internal and external costs related to executive management, finance and accounting functions, legal, business development, corporate insurance, corporate and investor communications, pre-commercial and other administrative functions and operating costs.

Finance income (expense)

Finance income (expense) consists primarily of interest income on fixed term deposits.

Fair value adjustment on warrant liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of the Company’s warrant instruments. The fair value is dependent on the change in the underlying market price of the public and private placement warrants, the change in the Black-Scholes fair value of the warrant issued to Kreos Capital VII Aggregator SCSp (the “Amended BlackRock Warrant”), and the number of outstanding warrants at the reporting date. The fair value of the public and private placement warrants is, in general, directly correlated with the market price of our public warrants. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants. The fair value of the Amended BlackRock Warrant is dependent on the change in the Black-Scholes fair value and the number of outstanding warrants at the reporting date.

Foreign currency exchange gain (loss)

Foreign currency exchange gains and losses consist of currency exchange differences that arise from transactions denominated in currencies other than Swiss Francs.

Income tax benefit (expense)

We are subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug, as well as in the Canton of Vaud and Commune of Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, Hong Kong and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes owed. As of December 31, 2025, we had tax loss carry-forwards totaling CHF 106.9 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

Comparison of the Three Months Ended June 30, 2026 and 2025

The following table summarizes our results of operations for the periods presented:

	For the three months ended June 30,
	2026	2025	Change	% Change
Grant income	310	261	49	19%
Operating income	310	261	49	19%
Research and development expenses	(15,283)	(14,909)	(374)	3%
General and administrative expenses	(8,595)	(6,120)	(2,475)	40%
Operating expenses	(23,878)	(21,029)	(2,849)	14%
Operating loss	(23,568)	(20,768)	(2,800)	13%
Finance income	592	520	72	14%
Finance expense	(309)	(183)	(126)	69%
Fair value adjustment on warrant liabilities	12,100	(234)	12,334	(5271%)
Foreign currency exchange gain (loss)	1,221	(4,734)	5,955	126%
Finance result	13,604	(4,631)	18,235	394%
Loss before tax for the period	(9,964)	(25,399)	15,435	(61%)
Income tax benefit (expense)	(6)	24	(30)	(125%)
Loss for the period	(9,970)	(25,375)	15,405	(61%)

Grant income

Grant income for both the three months ended June 30, 2026 and 2025 was CHF 0.3 million, and is dependent upon the Icelandic government making such reimbursement available for qualified research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and development expenses

	For the three months ended June 30,
	2026	2025	Change	% Change
Personnel expenses	6,277	4,834	1,443	30%
Payroll and related expenses	3,051	2,319	732	32%
Share-based compensation	3,226	2,515	711	28%
Other operating expenses	9,006	10,075	(1,069)	(11%)
External service providers	8,302	9,756	(1,454)	(15%)
Other operating expenses	599	238	361	152%
Depreciation expense	105	81	24	30%
Total research and development expenses	15,283	14,909	374	3%

Research and development expense was CHF 15.3 million for the three months ended June 30, 2026, compared to CHF 14.9 million for the three months ended June 30, 2025. The modest increase of CHF 0.4 million, or 3%, was primarily due to increased personnel costs due to increased headcount and share-based compensation expense resulting from new equity grants and increased grant value for awards granted in 2026. This was partially offset by a decrease in external service providers, primarily driven by the DIAMOND-1 and DIAMOND-2 trials of OCS-01 in DME, which concluded during the second quarter of 2026, partially offset by an increase in PIONEER-1 clinical expenses.

The table below represents the breakdown of research and development expenses by project:

	For the three months ended June 30,
	2026	2025	Change	% Change
Privosegtor (OCS-05)	7,128	2,282	4,846	212%
Licaminlimab (OCS-02)	3,719	1,893	1,826	96%
OCS-01	3,776	10,054	(6,278)	(62%)
Other development projects	660	680	(20)	(3%)
Total	15,283	14,909	374	3%

During the three months ended June 30, 2026 and 2025, the increase in research and development expenses was primarily due to an increase in OCS-05 program expenses related to the PIONEER-1 trial, partially offset by a decrease in external service provider expense for OCS-01 driven by the conclusion of the DIAMOND-1 and DIAMOND-2 trials in DME during the second quarter of 2026.

General and administrative expenses

	For the three months ended June 30,
	2026	2025	Change	% Change
Personnel expenses	5,583	3,730	1,853	50%
Payroll and related expenses	2,166	1,705	461	27%
Share-based compensation	3,417	2,025	1,392	69%
Other operating expenses	3,012	2,390	622	26%
External service providers	1,966	1,701	265	16%
Other operating expenses	973	657	316	48%
Depreciation expense	73	32	41	128%
Total general and administrative expenses	8,595	6,120	2,475	40%

General and administrative expenses were CHF 8.6 million for the three months ended June 30, 2026, compared to CHF 6.1 million for the three months ended June 30, 2025. The increase of CHF 2.5 million, or 40%, was primarily driven by an increase in share-based compensation expense due to new equity grants and increased grant value for equity awards granted in 2026.

Finance income and Finance expense

	For the three months ended June 30,
	2026	2025	Change	% Change
Finance income	592	520	72	14%
Finance expense	(309)	(183)	(126)	69%
Total finance income	283	337	(54)	(16%)

We realized net finance income of CHF 0.3 million for both the three months ended June 30, 2026 and 2025, which is primarily comprised of interest income from our short-term bank deposits, offset by amortization of transaction costs in connection with BlackRock loan related fees.

Fair value adjustment on warrant liabilities

	For the three months ended June 30,
	2026	2025	Change	% Change
Fair value adjustment on warrant liabilities	12,100	(234)	12,334	(5271%)

We realized a fair value gain on warrant liabilities of CHF 12.1 million for the three months ended June 30, 2026, primarily due to a decrease in the market price of the BCA warrants (“BCA Warrants”) during the period and a fair value loss of CHF 0.2 million for the three months ended 2025, primarily due to an increase in the market price of the BCA Warrants during the period. The public and private placement warrants were assumed from European Biotech Acquisition Corp. as part of the 2023 business combination agreement.

Foreign currency exchange gain (loss)

	For the three months ended June 30,
	2026	2025	Change	% Change
Foreign currency exchange gain (loss)	1,221	(4,734)	5,955	(126%)

We recognized a foreign currency exchange gain of CHF 1.2 million for the three months ended June 30, 2026, compared to a loss of CHF 4.7 million for the three months ended June 30, 2025. The foreign currency exchange gain (loss) reflects fluctuations of the U.S. dollar against the Swiss Franc impacting our cash and short-term financial assets balances and currency transaction activities, which were favorable in 2026 due to a strengthening U.S. dollar as compared to the same period in 2025.

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table summarizes our results of operations for the periods presented:

	For the six months ended June 30,
	2026	2025	Change	% Change
Grant income	519	545	(26)	(5%)
Operating income	519	545	(26)	(5%)
Research and development expenses	(29,329)	(29,680)	351	(1%)
General and administrative expenses	(16,486)	(11,608)	(4,878)	42%
Operating expenses	(45,815)	(41,288)	(4,527)	11%
Operating loss	(45,296)	(40,743)	(4,553)	11%
Finance income	959	1,013	(54)	(5%)
Finance expense	(482)	(430)	(52)	12%
Fair value adjustment on warrant liabilities	4,117	(12,145)	16,262	(134%)
Foreign currency exchange gain (loss)	1,788	(6,301)	8,089	(128%)
Finance result	6,382	(17,863)	24,245	(136%)
Loss before tax for the period	(38,914)	(58,606)	19,692	(34%)
Income tax benefit (expense)	92	17	75	441%
Loss for the period	(38,822)	(58,589)	19,767	(34%)

Grant income

Grant income for both the six months ended June 30, 2026 and 2025 was CHF 0.5 million. The grant income is dependent upon the Icelandic government making such reimbursement available for qualified research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and development expenses

	For the six months ended June 30,
	2026	2025	Change	% Change
Personnel expenses	11,656	9,182	2,474	27%
Payroll and related expenses	5,757	4,766	991	21%
Share-based compensation	5,899	4,416	1,483	34%
Other operating expenses	17,673	20,498	(2,825)	(14%)
External service providers	16,444	19,943	(3,499)	(18%)
Other operating expenses	1,034	398	636	160%
Depreciation expense	195	157	38	24%
Total research and development expenses	29,329	29,680	(351)	(1%)

Research and development expense was CHF 29.3 million for the six months ended June 30, 2026, compared to CHF 29.7 million for the six months ended June 30, 2025. The modest decrease of CHF 0.4 million, or 1%, was primarily due to a decrease in external service providers, driven by the DIAMOND-1 and DIAMOND-2 trials of OCS-01 in DME, which concluded during the second quarter of 2026. This was partially offset by an increase in PIONEER-1 clinical expenses, and by increased personnel costs primarily due to share-based compensation expense resulting from new equity grants and increased grant value for awards granted in 2026.

The table below represents the breakdown of research and development expenses by project:

	For the six months ended June 30,
	2026	2025	Change	% Change
Privosegtor (OCS-05)	12,597	3,739	8,858	237%
Licaminlimab (OCS-02)	4,826	3,716	1,110	30%
OCS-01	10,512	20,766	(10,254)	(49%)
Other development projects	1,394	1,459	(65)	(4%)
Total	29,329	29,680	(351)	(1%)

During the six months ended June 30, 2026 and 2025, the decrease in research and development expenses was primarily due to a decrease in external service provider expense for OCS-01 driven by the conclusion of the DIAMOND-1 and DIAMOND-2 trials in DME during the second quarter of 2026, partially offset by an increase in OCS-05 program expenses for the PIONEER-1 trial.

General and administrative expenses

	For the six months ended June 30,
	2026	2025	Change	% Change
Personnel expenses	10,235	6,587	3,648	55%
Payroll and related expenses	4,490	3,833	657	17%
Share-based compensation	5,745	2,754	2,991	109%
Other operating expenses	6,251	5,021	1,230	24%
External service providers	4,496	3,768	728	19%
Other operating expenses	1,618	1,174	444	38%
Depreciation expense	137	79	58	73%
Total general and administrative expenses	16,486	11,608	4,878	42%

General and administrative expenses were CHF 16.5 million for the six months ended June 30, 2026, compared to CHF 11.6 million for the six months ended June 30, 2025. The increase of CHF 4.9 million, or 42%, was primarily driven by an increase in share-based compensation expense due to new equity grants and increased grant value for equity awards granted in 2026.

Finance income and Finance expense

	For the six months ended June 30,
	2026	2025	Change	% Change
Finance income	959	1,013	(54)	(5%)
Finance expense	(482)	(430)	(52)	12%
Total finance income	477	583	(106)	(18%)

We realized net finance income of CHF 0.5 million and CHF 0.6 million for the six months ended June 30, 2026 and 2025, respectively, which is primarily comprised of interest income from our short-term bank deposits, offset by amortization of transaction costs in connection with BlackRock loan related fees.

Fair value adjustment on warrant liabilities

	For the six months ended June 30,
	2026	2025	Change	% Change
Fair value adjustment on warrant liabilities	4,117	(12,145)	16,262	(134%)

We realized a fair value gain on warrant liabilities of CHF 4.1 million for the six months ended June 30, 2026, primarily due to a decrease in the market price of the BCA Warrants during the period and a fair value loss of CHF 12.1 million for the six months ended June 30, 2025, primarily due to an increase in the market price of the BCA Warrants during the period.

Foreign currency exchange gain (loss)

	For the six months ended June 30,
	2026	2025	Change	% Change
Foreign currency exchange gain (loss)	1,788	(6,301)	8,089	(128%)

We recognized a foreign currency exchange gain of CHF 1.8 million for the six months ended June 30, 2026, compared to a loss of CHF 6.3 million for the six months ended June 30, 2025. The foreign currency exchange gain (loss) reflects fluctuations of the U.S. dollar against the Swiss Franc impacting our cash and short-term financial assets balances and currency transaction activities, which were favorable in 2026 due to a strengthening U.S. dollar as compared to the same period in 2025.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products in the near future. We incurred a loss of CHF 38.8 million and a cash outflow from operations of CHF 35.6 million for the six months ended June 30, 2026. We had a total of CHF 228.3 million, or $282.3 million, in cash, cash equivalents and short-term financial assets as of June 30, 2026.

On March 4, 2026, we entered into an amended and restated sales agreement with Leerink Partners LLC with respect to an at-the-market offering program (the “ATM Program”) under which we may offer and sell, from time to time at our sole discretion, ordinary shares having an aggregate offering price of up to $100.0 million (CHF 80.9 million) through Leerink Partners LLC as our sales agent. In the first half of 2026, 2,250,000 ordinary shares were sold under the ATM Program for gross proceeds of CHF 47.8 million, or $61.3 million. We have recognized CHF 2.2 million of transaction costs that were offset against the proceeds and recorded as a reduction of share premium for the six months ended June 30, 2026.

On November 3, 2025, we closed concurrent underwritten and registered direct offerings for the issuance and sale of an aggregate of 5,432,098 ordinary shares at a price per share of $20.25 (CHF 16.33) for total gross proceeds of $110.0 million (CHF 88.7 million) before deducting underwriting discounts and commissions and offering expenses.

On July 31, 2025 we amended our existing loan facility with Kreos Capital VII (UK) Limited (the “Lender”), which are funds and accounts managed by BlackRock, Inc. (the “Amended Loan Agreement”). The Amended Loan Agreement is structured to provide the EUR equivalent of up to CHF 75.0 million in borrowing capacity (which may be increased to up to CHF 100.0 million), comprising tranches 1, 2 and 3, in the amounts of the EUR equivalents of CHF 25.0 million each, as well as an additional loan of the EUR equivalent of up to CHF 25.0 million, which may be made available by the Lender to us if mutually agreed in writing between us and the Lender.

On February 18, 2025, we closed an underwritten offering for the issuance and sale of 5,000,000 ordinary shares at a price of $20.00 or CHF 18.05 per share, for total gross proceeds of CHF 90.2 million or $100.0 million before deducting underwriting discounts and commissions and offering expenses.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to invest in the development of our product candidates through additional research and development activities, including clinical trials, and prepare for potential commercialization. Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenditures for at least 12 months from the date of this Report without additional capital or drawdown from our loan facility. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities or our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the six months ended June 30,
	2026	2025	Change	% Change
Net cash outflow for operating activities	(35,571)	(36,205)	634	(2%)
Net cash outflow for investing activities	(33,983)	(25,724)	(8,259)	32%
Net cash inflow from financing activities	48,637	104,436	(55,799)	(53%)
Increase (decrease) in cash and cash equivalents	(20,917)	42,507	(63,424)	(149%)

Total cash, cash equivalents and short-term investments were CHF 228.3 million as of June 30, 2026, which represents an increase of CHF 15.3 million from CHF 213.0 million at December 31, 2025. The increase was primarily due to proceeds from the ATM sales, partially offset by ongoing operating expenses.

Operating Activities

For the six months ended June 30, 2026, operating activities used CHF 35.6 million of cash, primarily consisting of a loss before tax of CHF 38.9 million and working capital adjustments of CHF 1.9 million, partially offset by non-cash adjustments of CHF 5.3 million. Working capital adjustments consisted of a CHF 2.9 million timing related decrease in payables and accrued liabilities and a CHF 0.5 million increase in accrued income related to Icelandic government research and development cost reimbursements, partially offset by a CHF 1.5 million decrease in other current assets related to capitalized transaction costs associated with our ATM Program that were reclassed to share premium as a result of the ATM sales during the six months ended June 30, 2026. Non-cash adjustments primarily consisted of CHF 11.6 million of share-based compensation expense, partially offset by a CHF 4.1 million fair value adjustment gain on warrant liabilities and CHF 2.6 million of financial result comprised primarily of foreign exchange losses on U.S. dollar liquid asset balances during the period and interest income.

For the six months ended June 30, 2025, operating activities used CHF 36.2 million of cash, primarily consisting of a loss before tax of CHF 58.6 million and working capital adjustments of CHF 1.9 million, partially offset by non-cash adjustments of CHF 24.3 million. Working capital adjustments consisted of a CHF 2.7 million decrease in payables and accrued liabilities, partially offset by a CHF 1.4 million decrease in other current assets. Non-cash adjustments primarily consisted of a CHF 12.1 million fair value adjustment loss on warrant liabilities, CHF 7.2 million of share-based compensation expense and CHF 4.7 million of financial result comprised primarily of foreign exchange losses on U.S. dollar cash balances during the period and interest income.

Investing Activities

For the six months ended June 30, 2026, the Company recorded cash outflow for investing activities of CHF 34.0 million, primarily driven by CHF 34.5 million for investments in current fixed term bank deposits, net of maturities.

For the six months ended June 30, 2025, the Company recorded cash outflow for investing activities of CHF 25.7 million, primarily driven by CHF 25.1 million for investments in current fixed term bank deposits, net of maturities, as well as a CHF 1.1 million milestone payment pursuant to our licensing agreement with Accure Therapeutics SL (the “Accure Agreement”).

Financing Activities

For the six months ended June 30, 2026, net cash provided by financing activities was CHF 48.6 million which consisted primarily of CHF 46.7 million of net proceeds received from the issuance and sale of shares from the ATM Program, CHF 1.6 million received from the exercise of warrants and CHF 0.6 million of proceeds from the exercise of stock options.

For the six months ended June 30, 2025, net cash provided by financing activities was CHF 104.4 million, which consisted primarily of CHF 84.1 million of net proceeds received from the issuance and sale of shares in the February 2025 underwritten offering, CHF 18.9 million received from the exercise of warrants and CHF 1.6 million of proceeds from the exercise of stock options.

Future Funding Requirements

Product development is expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop.

Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization.

If we obtain regulatory approval for one or more of our product candidates, we have the options of seeking strategic partnerships or commercializing such products ourselves. If we decide to pursue direct commercialization, we expect to incur significant expenses to develop our commercialization capabilities to support product sales, medical affairs, market access, and marketing and distribution activities, either alone or in collaboration with others. As a result, we may need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, when we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of funding. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares. Debt financing, such as the Amended Loan Agreement we entered into in July 2025, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant third parties rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangements with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates, and prepare for potential commercialization. In addition, we will continue to incur additional costs associated with operating as a dual-listed public company, including significant legal, accounting, investor relations and other expenses. Our expenses will also increase as we:

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progress our current and any future product candidates through preclinical and clinical development;
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work with our contract manufacturers to scale up the manufacturing processes for our product candidates, if approved, or, in the future, maintain outsourced manufacturing or establish and operate a manufacturing facility;
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continue our development, research and discovery activities;
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initiate and conduct additional preclinical, clinical or other studies for our product candidates;
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change or add contract manufacturers or suppliers;
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seek regulatory approvals and marketing authorizations for our product candidates;
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establish sales, marketing and distribution infrastructure to commercialize any products for which we obtain approval;
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acquire or in-license product candidates, intellectual property and technologies;
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make milestone, royalty or other payments due under any current or future collaboration or license agreements;
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obtain, maintain, expand, protect and enforce our intellectual property portfolio;
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attract, hire and retain high quality personnel;
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experience any delays or encounter other issues related to our operations;
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meet the requirements and demands of being a dual-listed public company; and
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defend against any product liability claims or other lawsuits.

Material Cash Requirements for Known Contractual Obligations and Commitments

We have certain payment obligations under existing license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. The next milestone under the Accure Agreement, which we expect to become payable in the second half of 2026, would trigger a payment of CHF 2.1 million ($2.6 million).

The majority of our near-term cash needs relate to our clinical and chemistry, manufacturing and controls (CMC) projects. We have conducted research and development programs through collaboration arrangements that include, among others, arrangements with universities, CROs and clinical research sites. In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

C. Critical Accounting Policies and Accounting Estimates

There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our audited financial statements and notes thereto for the year ended December 31, 2025, included in our Annual Report on Form 20-F filed with the SEC on March 4, 2026. Refer to Note 2 to our Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this Report on Form 6-K for further details on the most material accounting policies applied in the preparation of our consolidated financial statements and our critical accounting estimates and judgments.

D. Risk Factors

We have filed updated risk factors as Exhibit 99.4 to the Report on Form 6-K to which this exhibit is attached. Please refer to the risk factors described therein, as well as any described in our subsequent SEC filings.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Report on Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

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our financial performance;
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the ability to maintain the listing of our ordinary shares and warrants on the Nasdaq Global Market and the Nasdaq Iceland Main Market;
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timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;
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timing of expected milestones in connection with our in-licensed assets;
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expected benefits of our business and scientific approach and technology;
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the potential safety and efficacy of our product candidates;
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our ability to successfully develop, advance, and partner or commercialize our pipeline of product candidates;
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our ability to establish and maintain arrangements for the manufacture of our product candidates;
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the effectiveness and profitability of our collaborations and partnerships, our ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;
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expectations related to future milestone and royalty payments and other economic terms under our collaborations and partnerships;
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estimates regarding cash runway, future revenue, expenses, capital requirements, financial condition, and need for additional financing;
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estimates of market opportunity for our product candidates;
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the effects of increased competition as well as innovations by new and existing competitors in our industry;
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our strategic advantages and the impact those advantages may have on future financial and operational results;
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our expansion plans and opportunities;
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our ability to grow our business in a cost-effective manner;
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our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
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the impact of any macroeconomic factors and other global events on our business;
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changes in applicable laws or regulations;
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our ability to maintain our status as a “foreign private issuer”; and
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the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Report. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.